UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                           THE SECURITIES ACT OF 1934

For the month of June 30, 2004

Commission File Number 000-17729

                          FORUM ENERGY CORPORATION
                 (Address of principal executive office)

             700 2 nd st s.w. suite 1400 Calgary, AB, TZP4VS CANADA
                  (Translation of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F |X| Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) |_|

Indicate by check mark the registrant urnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              FORUM ENERGY CORPORATION
                                                   (Registrant)


                                              By:/s/ David M. Thompson
                                              ----------------------------------
Date: August 18, 2004                         Name:    David M. Thompson
                                              Title:   CFO

                                BC FORM 51 - 901F

                          QUARTERLY AND YEAR END REPORT

Incorporated as part of: |X|    Schedule A

                         |_|    Schedules B & C

=======================================================================================================
ISSUER DETAILS
                                                                                   DATE OF REPORT
NAME OF ISSUER                                        FOR THE SIX MONTHS ENDED        YY/MM/DD

Forum Energy Corporation                              June 30, 2004                2004/08/16

-------------------------------------------------------------------------------------------------------

ISSUER ADDRESS
700-2nd St. S. W.,  Suite 1400
-------------------------------------------------------------------------------------------------------

CITY                PROVINCE         POSTAL CODE      ISSUERS FAX NO.              ISSUER TELEPHONE NO.
Calgary             Alberta          T2P 4V5          403-398-1382                     403-290-1676
-------------------------------------------------------------------------------------------------------

CONTACT NAME                                          CONTACT POSITION             CONTACT TELEPHONE NO.

David Thompson                                        Chief Financial Officer          403-290-1676
CONTACT EMAIL ADDRESS                                 WEB SITE ADDRESS
dmt@forumenergy.com                                   www.forumenergy.com

=======================================================================================================

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

================================================================================
DIRECTOR'S SIGNATURE           PRINT FULL NAME                  DATE SIGNED
"David R. Robinson"            David Russell Robinson           August 16, 2004
--------------------------------------------------------------------------------
DIRECTOR'S SIGNATURE           PRINT FULL NAME                  DATE SIGNED
"David Thompson"               David Michael Thompson           August 16, 2004
================================================================================

                            FORUM ENERGY CORPORATION
                     (Formerly Tracer Petroleum Corporation)

            Management Discussion and Analysis of Financial Condition
                           and Results of Operations
                  (all funds in Cdn. $ unless otherwise stated)

Dated: August 16, 2004

Overall Performance

During the six months ended June 30, 2004, Forum Energy Corporation ("Forum" or the "Company") continued to focus its efforts on creating shareholder value through the acquisition of, or participation in the development of, proven petroleum and coal reserves as well as evaluating other energy project opportunities internationally. Our primary focus at this time is on the Company's assets and projects in the Philippines.

The Company drilled three onshore wells on the island of Cebu in the Philippines in the third and fourth quarters of 2003 and is preparing to have these wells tested and certified. In addition to evaluating other farm-in energy-related opportunities in Southeast Asia, the Company is in the process of acquiring four coal concessions located on the Island of Cebu.

The Company has now utilized the funding raised on the last private offering of August 2003 in successful pursuance of its planned activities for the period January 1, 2003 until present. It has also been pursuing additional short-term financing until longer-term funding can be put in place as described below.

In order to have adequate resources for future funding for the business, the Company has entered into a Heads of Agreement with a Malaysian/Swiss group, AIAK Swiss ("AIAK"), to raise up to US$20 Million to fund the forward development programme. It is proposed that these funds will be contributed into a Special Purposes Vehicle ("SPV"); the Company will also contribute its assets into the SPV, which assets will be independently valued. In the meantime, the Company has raised working capital in the form of short-term non-interest bearing advances from certain directors and shareholders of the Company.

On July 29, 2004 the Corporation announced that it was in the process of submitting a formal application to the Philippine Department of Energy for a new Coal Operating Contract (COC). Exploration drilling is planned by the Corporation to identify the readily mineable coal reserves, which are conservatively estimated to be between 2 to 10 million metric tons proven with upside potential, and are located in South Cebu. The COC is for four of the most prospective coal blocks in the area and potentially provides the Corporation with an opportunity to become a key producer of high quality steam coal. Additional applications for more coal blocks are anticipated as the licenses become available.

The Corporation has entered into negotiations with Langley Park Investments plc to exchange 27,000,000 of its restricted stock in exchange for shares of a U.K. company, which will be publicly traded in the near future, for total gross proceeds of $5,481,000.

As part of its short-term financing efforts, the Corporation is also negotiating to sell five-year convertible debentures to an institutional investor with the expectation of raising up to $1 million for working capital purposes.

Selected Annual Information

                             Selected Financial Data
                      (in '000, except Earnings per Share)

                                        Quarter        Six Months         Year            Year            Year
                                         Ended           Ended           Ended           Ended           Ended
                                        06/30/04        06/30/04        12/31/03        12/31/02        12/31/01
                                       ---------       ---------       ---------       ---------       ---------
Revenue                                $      --       $      --       $      --       $      --       $       1
Income (Loss)                          $    (357)      $    (645)      $  (1,356)      $  (1,058)      $  (1,514)
Earnings (Loss) per share              $   (0.01)      $   (0.01)      $   (0.01)      $   (0.10)      $   (0.17)
Diluted Earnings (Loss) per share      $      --       $      --       $      --       $      --       $      --
Dividends per share                    $    0.00       $    0.00       $    0.00       $    0.00       $    0.00
Weighted  Avg. Shares O/S ('000)         137,700         137,700         113,700          10,404           8,734
Working Capital                        $    (360)      $    (843)      $    (283)      $    (587)      $    (574)
Resource Properties (1)                $      --       $      --       $      --       $      --       $      --
Long-Term Debt                         $     (14)      $   6,964       $   6,881       $      --       $      --
Shareholders' Equity                   $    (153)      $   1,468       $   1,809       $    (576)      $     242
Total Assets                           $     288       $   9,499       $   9,109       $      71       $     852

During the fiscal year ended December 31, 2003 the Company assets, weighted average shares and long-term debt reflected the business acquisition of Forum Exploration, Inc as described in the accounts. The Company was still focused on development activities and, therefore, no revenues were generated during these periods.

Results of Operations

The consolidated accounts show a loss for the six months ended June 30, 2004 of ($644,984) or ($0.01) per share versus ($1,356, 130) for 2003 or ($0.10) per share. The results for the six months ended June 30, 2004 as well as the year ended December 31, 2003 incorporate the activities of the Philippine subsidiary, Forum Exploration, Inc.

Balance Sheet

There has been little significant change in the current assets of the Company, which now include the assets of Forum Exploration, Inc. The inclusion of the $313,443 short-term demand loans from the shareholders of the Company (the "Shareholders") has reduced the working capital of the Company as detailed in the summary of quarterly results.

Property, Plant and Equipment

                                                                             Additions /    Accumulated
      June 30, 2004                                             Cost          Disposals     Depreciation    Net book value
                                                             -----------------------------------------------------------
      Philippine Based Assets:
          Oil and gas exploration and other costs:
                Drilling equipment                           $  919,309                      $  240,814       $  678,495
                Well logging equipment and other costs          122,908                          49,776           73,132
                Deferred exploration costs                    8,065,449       $430,911               --        8,496,360
                                                             -----------------------------------------------------------
                                                              9,107,666        430,911          290,590        9,247,987
      Office furniture and fixtures                             108,435          2,193           87,184           23,444
      Transportation equipment                                    5,532                           1,612            3,920
                                                             -----------------------------------------------------------
                                                             $9,221,633       $433,104       $  379,386       $9,275,351
                                                             ===========================================================

      December 31, 2003
      Philippine Based Assets:
          Oil and gas exploration and other costs:
                Drilling equipment                           $  919,309                      $  119,684       $  799,625
                Well logging equipment and other costs          122,908                          36,873           86,035
                Deferred exploration costs                    8,065,449                              --        8,065,449
                                                             -----------------------------------------------------------
                                                              9,107,666                         156,557        8,951,109
      Office furniture and fixtures                             108,435                          81,508           26,927
      Transportation equipment                                    5,532                             779            4,753
                                                             -----------------------------------------------------------
                                                             $9,221,633                      $  238,844       $8,982,789
                                                             ===========================================================

Summary of Quarterly Results

                             Selected Financial Data
                              (in '000, except EPS)

                 -------------------------------------------------------------------------------------------------------------------
                 2nd Qtr, 04  1st Qtr, 04  4th Qtr, 03  3rd Qtr, 03  2nd Qtr, 03  1st Qtr, 03  4th Qtr, 02  3rd Qtr, 02  2nd Qtr, 02
                 -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
------------------------------------------------------------------------------------------------------------------------------------
Revenue                (0)          (0)          (0)          (0)          (0)          (0)          (0)          (0)          (0)
------------------------------------------------------------------------------------------------------------------------------------

Income (Loss)        (357)        (288)        (292)         (56)        (741)        (267)        (491)        (176)         (94)
------------------------------------------------------------------------------------------------------------------------------------

Earnings (Loss)     (0.01)       (0.01)       (0.01)       (0.01)       (0.07)       (0.03)       (0.04)       (0.02)       (0.01)
per share           -----
------------------------------------------------------------------------------------------------------------------------------------

Diluted Earnings       --           --           --           --           --           --           --           --           --
(Loss) per share
------------------------------------------------------------------------------------------------------------------------------------

Liquidity

The working capital deficit at June 30, 2004 was $842,501 (2003 - deficit $283,714) and shareholders' surplus was $1,468,414 (2003- $1,808,953). The
Company will need to raise additional capital through debt, equity or other offerings to fund its ongoing operations and development. The Company has announced plans to raise up to US$20 million to fund its long-term objectives, as discussed above. In the short-term, management is in discussions with a number of financial institutions, who have expressed interest in subscribing for convertible debt instruments or equity placements, to provide interim funding for approximately US$1 million.

In the meantime, the directors and Shareholders have provided short-term financing in order for the Company to meet its working capital requirements to continue its operations. Such financings have been on a non-interest, non-recourse basis. Since January 1, 2004 to date, directors have contributed US$158,805 through the exercise of options at the request of the Company and shareholders and directors have advanced a further US$235,000 through short-term loans repayable on demand.

The Company had entered into interim arrangements with Manguerra Mining and Development Company as a bridging arrangement and had agreed to acquire the share capital of Manguerra, subject to a due diligence review and Department of Energy approval. To that end it loaned Manguerra US$50,000 as a secured demand loan pending the completion of the transaction, at which time the balance of US$150,000 would be due (total consideration is US$200,000). As a result of the due diligence, the Company decided not to proceed with the deal and the loans have been fully repaid.

Capital Resources

The Company is responsible for meeting the entire working capital requirements for the current year of the oil and gas properties of Forum Exploration, Inc. of which the Company now owns 66 2/3%. The working capital requirements for the oil and gas operations are based on the work programme agreed to between Forum Exploration, Inc. and the Department of Energy of the Philippines. The general and administration costs run approximately US$25,000 per month and the work programme exploration requirements have been met for 2003 and 2004.

An additional work programme has been prepared and approved to complete the testing and appraisal of the onshore wells as well as an appraisal of the Libertad gas field, which has been budgeted to cost approximately US$892,616 over the coming year. In addition, the Company has committed to undertake exploration activities in Manila Bay pursuant to which a seismic programme has been budgeted for US$979,900 over the coming year. These will be funded from the long-term financing mentioned above. In addition, the Company will look to farm-in to a producing field in Indonesia or elsewhere.

Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements in existence as of this date.

Transactions with Related Parties

Related party transactions occurred with the following persons for the six months ended June 30, 2004:

AMS Limited provides the Company with accounting, consulting, and corporate secretarial services as well as director services. David Thompson, director and CFO of the Company, is a major shareholder of AMS Limited. As at June 30, 2004 the Company owed AMS Limited a total of $100,590 for these services. The fees payable to AMS Limited, which are charged at a rate of US$9,000 per month, will continue to accrue as ongoing services are being provided to the Company. Included in this monthly charge is David Thompson's director's fee in the amount of US$1,000 per month. Mr. Thompson advanced during the period a total of US$5,000 to assist with short-term financing for the Manguerra project.

Barry Stansfield, a director of the Company, is entitled to a director's fee in the amount of US$1,000 per month. As at June 30, 2004, the Company owed Mr. Stansfield a total of $42,754 in connection with this fee and other prior year consulting charges. Mr. Stansfield's total director's fee for the six months ended June 30, 2004 was US$6,000 (total compensation for the year ended December 31, 2003 was US$20,000). The fee payable to Mr. Stansfield will continue to accrue as ongoing services are provided to the Company. Barry also advanced during the period a total of US$5,000 to assist with short-term financing for the Manguerra project.

David Robinson, who is President, CEO and a director of the Company, is entitled to compensation for his services as an officer and a director. The fees payable to Mr. Robinson, which are charged at a rate of US$6,000 per month including a director's fee of US$1,000 per month, will continue to accrue as ongoing services are provided to the Company. For the six months ended June 30, 2004 his total compensation was US$36,000 (total compensation for the year ended December 31, 2003 was US$6,000). Also during this period Mr. Robinson advanced a total of US$159,050 to the Company to assist with its short-term financing needs. Of this total, US$50,000 was allocated to the Manguerra project, US$20,000 was used to finance FEI operations, and the balance of US$89,050 was for general financing of incurred operating costs of the Company.

Larry Youell, Chairman of the Board and a director of the Company, is entitled to compensation for his services as Chairman and a director. The fees payable to Mr. Youell, which are charged at a rate of US$2,000 per month including a director's fee of US$1,000 per month, will continue to accrue as ongoing services are provided to the Company. For the six months ended June 30, 2004 his total compensation was US$12,000 (total compensation for the year ended December 31, 2003 was $93,803). Mr. Youell advanced during the period a total of US$5,000 to assist with short-term financing for the Manguerra project.

Merckwood Resources provides director services to the Company. David Wilson, who is a director of the Company, controls Merckwood. The director's fee payable to Merckwood, which is charged at a rate of US$1,000 per month, will continue to accrue as ongoing services are provided to the Company. For the six months ended June 30, 2004 the total compensation due Merckwood was US$6,000 (total compensation for the year ended December 31, 2003 was US$8,000).

Directors exercised 1,258,510 options at values ranging from $0.08 to $0.32 as detailed in the summary of quarterly results.

Fourth Quarter

[see 1.10]

Proposed Transactions

Other than what has already been described above there are no further proposed transactions. The Company has already discussed the proposed financing transaction with AIAK of Malaysia/Switzerland. The proposed transaction will require that the Company obtain independent valuations of its assets, which will then be contributed to an SPV into which AIAK will raise and invest up to US$20 million. The Company will receive equity in the SPV in consideration of its contribution. It is the intention of AIAK to list the SPV on a stock exchange in order to permit the shares to become tradable.

Critical Accounting Estimates

In the share purchase agreement dated March 23, 2003, as amended to acquire a 66 2/3% interest in Forum Exploration, Inc., the Company acquired an interest in Deferred Exploration Costs in the amount of $14,539,921 (as at June 30, 2003 the date for acquisition accounting purposes). These costs are capitalized development costs prior to the start of commercial operations and can be recovered from the Department of Energy of the Philippines' share of the production. At that time, management determined the fair market value of this debt to be $7,042,487. The initial basis for this evaluation was at 10% for five years. Subsequently, management determined the amount should be further written down.

The Company also acquired a long-term debt to a related party, Forum Pacific Inc, in respect to their advance to Forum Exploration, Inc, the repayment of which is limited to the related party share of cost recovery and revenues from profit oil when commercial production commences from the Company's oil and gas properties in Cebu and Manila Bay. This loan was incurred when Forum Pacific funded the development costs of Forum Exploration, Inc. At the date of acquisition the loan balance was $13,081,909, which was discounted to a fair market value of $9,446,483. This note is being accreted during the estimated term to repay, being seven years in management's opinion, based on a discount rate of 10% per annum.

Financial Instruments and Other Instruments

[NTD: see 1.14 of the form]

Other MD&A Requirements

General and administrative:

                                                            Six Months
                                                              ended
                                                          June 30, 2004
                                                                $
            -----------------------------------------------------------

            Accounting services                               44,175
            Audit fees                                        38,743
            Communications                                     2,821
            Consulting expenses                              188,603
            Listing and filing fees                           18,536
            Legal fees                                        85,621
            Management fees                                   80,317
            Office and miscellaneous                           8,445
            Shareholder information                            5,780
            Travel                                             8,158
            -----------------------------------------------------------
                                                             481,199
            ===========================================================

The majority of the engineering and geological work was performed by Forum Exploration, Inc in the Philippines who are permitted to capitalize these costs and recover them against future production. Interest charges relate to the convertible debt, which was converted in December, 2003, and accretion of the long-term debt. The Company relies on outside consulting support as required. Compensation expenses recognize the cost element of issuing options to directors. Other fees and expenses reflect the changes to the business to accommodate the new development in the Philippines.

Disclosure of Outstanding Share Data

AS AT AND FOR THE SIX MONTHS ENDED JUNE 30, 2004

a)    Authorized and issued share capital:

              Class                    Par      Authorized      Number Issued and Outstanding       Number Issued and Outstanding
                                      Value                        as at December 31, 2003               as at June 30, 2004
---------------------------------------------------------------------------------------------------------------------------------
Common Shares                         N.P.V.    Unlimited                135,821,037                         137,683,646
Preferred Shares                      N.P.V.    Unlimited                   None                                 None
(convertible redeemable voting)

Disclosure of Outstanding Share Data

b)    Summary of convertible securities outstanding as at June 30, 2004

        Security                   Number of            Number of          Exercise Price            Expiry Date
                                    Options           Common Shares        (per option or
                                                      issuable upon           warrant)
                                                       Exercise or               US$
                                                       Conversion
----------------------------------------------------------------------------------------------------------------
Incentive Stock Options
                                       5,000                5,000            $      0.11              19-Nov-04
                                      50,000               50,000            $      0.15              15-Mar-05
                                   4,862,500            4,862,500            $      0.08              26-Apr-08
                                     750,000              750,000            $      0.31              26-Apr-08
                                   1,000,000            1,000,000            $      0.43              26-Apr-08
                                   ------------------------------
                                   6,667,500            6,667,500
                                   ==============================

Warrants
                                     150,000              150,000            $      0.90            2-Sept-2004
                                     849,000              849,000            $      0.25            2-Sept-2004
                                   1,540,000            1,540,000            $      0.25            2-Sept-2004
                                   5,700,000            5,700,000            $      0.08            26-Apr-2008
                                   ------------------------------
                                   8,239,000            8,239,000
                                   ==============================

Looking Forward

This discussion contains "forward looking statements" as per Section 21E of the US Securities and Exchange Act of 1934, as amended. Although the Company believes that the expectations reflected in such forward looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Management is currently reviewing many options and there is no assurance that they will not make decisions other than those now contemplated. The Company is subject to political risks and operational risks identified in documents filed with the Securities and Exchange Commission, including changing and depressed oil prices, unsuccessful drilling results, change of government and political unrest in its main area of operations.


Signed "David Russell Robinson"
-------------------------------
David Russell Robinson
President and Chief Executive Officer

                      Consolidated Financial Statements of

                            FORUM ENERGY CORPORATION

                                   (Unaudited)

                               As at June 30, 2004
                   and for the Six Months ended June 30, 2004

                            FORUM ENERGY CORPORATION
                           CONSOLIDATED BALANCE SHEETS
                                   (Unaudited)

Canadian Funds

As at June 30, 2004 and December 31, 2003

--------------------------------------------------------------------------------------------
                                                                June 30          December 31
                                                                 2004               2003
--------------------------------------------------------------------------------------------
ASSETS

Current assets
      Cash                                                    $    21,749        $    27,077
      Accounts receivable                                         138,892             76,220
      Prepaid expenses                                             63,114             22,927
                                                              ------------------------------
                                                                  223,755            126,224
                                                              ------------------------------

      Property, plant and equipment [note 4]                    9,275,352          8,982,789
                                                              ------------------------------
                                                              $ 9,499,107        $ 9,109,013
                                                              ==============================

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)

Current liabilities
      Accounts payable and accrued liabilities [note 7]       $   752,813        $   409,938
      Short-Term Loans [note 7]                                   313,443                 --
                                                              ------------------------------
                                                                1,066,256            409,938
                                                              ------------------------------

      Long-term debt  [note 5]                                  6,964,437          6,881,989

      Non-controlling interest                                         --              8,533

                                                              ------------------------------
                                                                6,964,437          6,890,522
                                                              ------------------------------
                                                                8,030,693          7,300,060
                                                              ------------------------------

Shareholders' Equity  (Deficiency)
      Share capital [note 6]                                  $ 7,551,780        $ 7,239,109
      Contributed surplus                                         517,941            526,167
      Deficit                                                  (6,601,307)        (5,956,323)
                                                              ------------------------------
                                                                1,468,414          1,808,953
                                                              ------------------------------
                                                              $ 9,499,107        $ 9,109,013
                                                              ==============================
Going concern [note 1]
Commitments and contingencies [note 9]
Subsequent events [note 12]

See Accompanying Notes to the Consolidated Financial Statements

ON BEHALF OF THE BOARD:


_____"David Robinson"_____                            _____"David Thompson"_____
       Director                                              Director,

                            FORUM ENERGY CORPORATION

                   CONSOLIDATED Statements of loss and deficit

Canadian Funds

                                                 Three Months Ended June 30             Six Months Ended June 30
                                                 --------------------------             ------------------------
                                                         (Unaudited)                           (Unaudited)
-------------------------------------------------------------------------------------------------------------------
                                                   2004               2003               2004               2003
===================================================================================================================
EXPENSES
    General and administration [note 7]            346,236        $   739,677        $   481,199        $ 1,007,123
    Depreciation                                    71,437                 --            140,518                 --
    Accretion on long-term debt [note 5]            80,707                 --            162,490                 --
    Interest expense (income)                          877               (181)             1,826               (181)
    Foreign exchange losses (gains)                (14,461)                --             (4,903)
                                               --------------------------------------------------------------------
                                                  (484,796)          (739,496)          (781,130)        (1,006,942)

OTHER EXPENSES
    Write down of investments [note 8]                                 (1,003)                               (1,799)
                                               --------------------------------------------------------------------
                                                                                                         (1,008,741)

LOSS BEFORE NON-CONTROLLING INTEREST              (484,796)          (740,499)          (781,130)        (1,008,741)

Non-controlling interest                           127,613                               136,146                 --

                                               --------------------------------------------------------------------
NET LOSS FOR THE SIX MONTHS                       (357,183)          (740,499)          (644,984)        (1,008,741)

Deficit, beginning of the year                  (6,244,124)        (4,868,435)        (5,956,323)        (4,600,193)
                                               --------------------------------------------------------------------
Deficit, end of the six months                 $(6,601,307)       $(5,608,934)       $(6,601,307)       $(5,608,934)
                                               ====================================================================

Net loss per common share
    Basic and diluted [note 6]                      ($0.01)            ($0.07)            ($0.01)            ($0.10)
                                               ====================================================================

See Accompanying Notes to the Consolidated Financial Statements

                            FORUM ENERGY CORPORATION

                      CONSOLIDATED Statements of cash flows

Canadian Funds

                                                Three Months Ended June 30             Six Months Ended June 30
                                                --------------------------             ------------------------
                                                        (Unaudited)                           (Unaudited)
------------------------------------------------------------------------------------------------------------------
                                                  2004               2003               2004               2003
==================================================================================================================
Cash provided by (used in)
OPERATING ACTIVITIES
Net loss for the Quarter                      $  (357,183)       $  (740,499)       $  (644,984)       $(1,008,741)

Non-cash items included in loss
      Depreciation                                 71,461              1,003            140,542              1,799
      Non-controlling interest                         --                 --             (8,533)                --
      Options issued to non-                                         443,317                               449,246
      employees
      Stock issued for services                    88,953                 --             92,940                 --
      Accretion on long-term debt                  80,707                 --            162,490                 --
      Fair Value of ROC Oil warrants                                   3,354                                13,414
      charged to interest expense
      Exchange gain on ROC Oil loan                                  (26,345)                              (57,384)
      and short-term loans
                                              --------------------------------------------------------------------
                                                 (116,062)          (319,170)          (257,545)          (601,667)
Changes in working capital related
   to operating activities
      Accounts receivable                         (75,493)           (57,810)           (62,672)           (59,503)
      Prepaid expenses                            (48,999)           (13,919)           (40,188)           (14,993)
      Accounts payable and accrued                338,347             48,736            343,274            300,152
      liabilities
                                              --------------------------------------------------------------------
                                                   97,793           (342,163)           (17,131)           225,656
                                              --------------------------------------------------------------------

INVESTING ACTIVITIES
  Additions to properties; plant and             (264,363)            (1,381)          (433,104)            (1,381)
  equipment, net
  Loan Receivable                                                   (809,646)                             (809,646)
  Proceeds on sale of investments                                         --                                27,776
  [note 8]
                                              --------------------------------------------------------------------
                                                 (264,363)          (811,027)          (433,104)          (783,251)
                                              --------------------------------------------------------------------

FINANCING ACTIVITIES
      Short-term loans                            116,748            (13,729)           313,443            (13,729)
      Shares Subscribed                           (94,103)         2,313,787            (80,042)         2,313,787
      Issuance of share capital, net of           114,914             46,446            211,505             46,446
   costs [note 6]
                                              --------------------------------------------------------------------
                                                  137,559          2,346,504            444,906          2,346,504
                                              --------------------------------------------------------------------

Net increase in cash                              (29,011)         1,193,314             (5,329)         1,187,243
Cash - beginning of the year                           --             18,305             27,077             24,376
                                              --------------------------------------------------------------------
Cash  - end of the year                       $    29,011        $ 1,211,619             21,748        $ 1,211,619
                                              ====================================================================
Interest paid                                 $                  $                  $                  $
==================================================================================================================
Taxes paid                                    $        --        $        --        $                  $
==================================================================================================================

         See Accompanying Notes to the Consolidated Financial Statements

                            FORUM ENERGY CORPORATION
                     (Formerly Tracer Petroleum Corporation)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     For the Six Months Ended June 30, 2004
                                    Unaudited

1.    GOING CONCERN

      Forum Energy Corporation (the "Corporation") is incorporated under the laws of Alberta and is engaged primarily in the business of exploration and development of oil and gas reserves and the pursuit of other energy related opportunities. The exploration and development of oil and gas reserves involves significant financial risks. The success of the Corporation is dependent upon its ability to discover economically recoverable reserves and to bring such reserves into profitable production, and is subject to a number of risks, including environmental risks, contractual risks, legal and political risks, fluctuations in the price of oil and gas and other factors beyond the Corporation's control.

      These consolidated financial statements have been prepared by management on the basis of accounting principles applicable to a going concern. Management believes the going concern basis, which presumes the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future, is appropriate. The Corporation has experienced significant operating losses and cash outflows from operations in the six months ended June 30, 2004, has a $842,501 working capital deficiency at June 30, 2004 and has no producing properties. The Corporation's ability to continue as a going concern is dependent on achieving profitable operations and upon obtaining additional financing. The outcome of these matters cannot be predicted at this time.

      If the going concern assumption were not appropriate for these consolidated financial statements adjustments might be necessary to the carrying values of assets and liabilities and the balance sheet classifications used.

2.    SIGNIFICANT ACCOUNTING POLICIES

      These consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The preparation of financial statements in conformity with Canadian GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant of these estimates relate to determining the recoverability of the Corporation's property, plant and equipment. While it is the opinion of management that these consolidated financial statements have been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below, actual results could differ from the estimates made. The interim consolidated financial statements should be read in conjunction with the audited consolidated financial Statements and the notes thereto for the year ended December 31, 2003.

      (a)   Basis of preparation

            These financial statements include the accounts of the Corporation and its subsidiaries, Tracer Petroleum International ("TPI"); TEPCO Ltd. ("TEPCO") and Forum Exploration Inc. ("FEI").

                            FORUM ENERGY CORPORATION
                     (Formerly Tracer Petroleum Corporation)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     For the Six Months Ended June 30, 2004
                                    Unaudited

2.    SIGNIFICANT ACCOUNTING POLICIES (Continued)

      (b)   Properties, plant and equipment

            The Corporation follows the full cost method of accounting for oil and natural gas operations, whereby all costs of exploring for and developing oil and natural gas reserves are capitalized and accumulated in country-by-country cost centres. Such costs include land acquisition costs, geological and geophysical costs, costs of drilling both productive and non-productive wells, interest costs on major development projects and overhead charges directly related to acquisition, exploration and development activities.

            The costs (including exploratory dry holes) in costs centres from which there has been no commercial production are not subject to depletion until commercial production commences. The capitalized costs are periodically assessed to determine whether it is likely such costs will be recovered in the future. To the extent there are costs, which are not likely to be recovered in the future, they are written-off.

            The costs in cost centres from which there will be production will be depleted and depreciated on the unit of production method based on the estimated proved reserves after royalties. Oil and natural gas reserves and production will be converted into equivalent units based upon their estimated relative energy content. Costs of acquiring and evaluating significant unproved properties are excluded from the depletion calculations. These unproved properties are assessed periodically to ascertain whether impairment in value has occurred. When proved reserves are assigned or the value of the property is considered to be impaired, the cost of the property or the amount of the impairment is added to costs subject to depletion.

            Oil and natural gas properties are subject to a ceiling test for each cost centre and in each reporting period to determine that the costs of each cost centre are recoverable and do not exceed their estimated future net revenues. Future net revenues are estimated based upon the production of proved reserves at period end prices plus the costs of unproved properties net of impairment allowances, future capital costs, administrative, financing, future removal and site restoration costs and income taxes. If the carrying value of the oil and natural gas properties exceed the estimated future net revenues, a write down is recorded.

            Proceeds from the sale of oil and natural gas properties are applied against capitalized costs, with no gain or loss recognized unless such a sale would alter the depletion rate by more than 20%.

            Substantially all of the Corporation's exploration, development and production activities are conducted jointly with others and accordingly these financial statements reflect only the Corporation's proportionate interest in such activities.

            The Corporation's drilling equipment and well logging equipment are recorded at cost upon acquisition and depreciated on a straight-line basis over five years.

            The Corporation depreciates its office furniture and fixtures, and transportation equipment at the rate of 30% per annum utilizing the declining balance method. It provides for a full year's amortization of these assets in the year of acquisition.

                            FORUM ENERGY CORPORATION
                     (Formerly Tracer Petroleum Corporation)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     For the Six Months Ended June 30, 2004
                                    Unaudited

2.    SIGNIFICANT ACCOUNTING POLICIES (Continued)

      (c)   Future removal and site restoration costs - oil and gas properties

            Estimated future removal and site restoration costs are provided for using the unit-of-production method based upon estimated gross proven reserves.

      (d)   Foreign currency translation

            The accounts of the Corporation's integrated subsidiary have been translated into Canadian dollars on the following basis:

            Monetary assets and liabilities at the exchange rate at year-end. Non-monetary assets and liabilities at historical exchange rates. Exchange gains and losses are credited or charged to income in the year incurred.

      (e)   Stock option plan

            The Corporation has a fixed price stock option plan. No compensation expense is recognized when stock options are issued to or exercised by employees, officers, or directors. Any consideration paid on exercise of stock options by employees, officers, or directors is credited to share capital. Effective January 1, 2002 the Corporation adopted the new Canadian accounting standard for stock-based compensation and other stock-based payments. The standard requires that the Corporation provide pro-forma earnings and pro-forma earnings per share for employee stock option granted, as if the fair value method of accounting for stock-based compensation had been used. The fair value of any stock option grants to non-employees is charged to income during the year.

      (f)   Income taxes

            The Corporation follows the liability method to account for income taxes. Under this method, future tax assets and liabilities are determined based on the differences between the carrying value and the tax bases of assets and liabilities, and measured using the substantively enacted tax rates and laws expected to be in effect when the differences are expected to reverse.

      (g)   Investments

            Investments consist of equity securities held for sale and are accounted for using the cost method of accounting. The securities are recorded at cost unless there has been a loss in value that is other than a temporary decline, at which time the investment is written down to market value.

                            FORUM ENERGY CORPORATION
                     (Formerly Tracer Petroleum Corporation)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     For the Six Months Ended June 30, 2004
                                    Unaudited

3.    BUSINESS COMBINATION

      On March 11, 2003, the Corporation entered into an agreement to acquire a right to purchase 66?% of the issued and outstanding shares of FEI, a Philippine Corporation that has rights to develop two properties located in the Philippines. The Corporation completed this transaction on July 18, 2003 and co-terminously the Corporation exercised its right to acquire 66?% of FEI. The consideration rendered was the issuance of 100,000,000 common shares of the Corporation at an adjusted price of $0.001 per share. The adjusted price per share was determined by management based upon the vendors' cost of the right to purchase, which approximated $100,000, as management believes there was not a sufficiently active and liquid market for the Corporation's shares to support their use. In addition, the Corporation undertook to procure funding in the form of an on-demand bridge loan to fund the working capital needs of FEI from November 1, 2002 until the completion of the acquisition, which amounted to approximately US$500,000. The Corporation also agreed to fund FEI's required property work commitments and overhead for 2003 and 2004 [see Note 9].

      The acquisition has been accounted for using the purchase method whereby the assets and liabilities were recorded at their fair market values as at the effective date and the operating results have been included in these consolidated financial statements from the date of acquisition as tabled below:

      Net Assets Acquired:
        Current assets (including cash $20,203)               $   102,938
        Property, plant and equipment                           7,042,487
        Current liabilities                                      (107,708)
        Long-term debt                                         (6,772,955)
        Non-controlling interest                                  (50,000)
                                                              -----------
                                                              $   214,762
                                                              ===========
      Consideration Rendered:
        Issuance of 100,000,000 common shares                 $   100,000
        Transaction costs                                         114,762
                                                              -----------
                                                              $   214,762
                                                              ===========

                            FORUM ENERGY CORPORATION
                     (Formerly Tracer Petroleum Corporation)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     For the Six Months Ended June 30, 2004
                                    Unaudited

4.    PROPERTY, PLANT AND EQUIPMENT

      June 30, 2004                                                         Additions /     Accumulated           Net
                                                                Cost         Disposals      Depreciation      book value
                                                             -----------------------------------------------------------
      Philippine Based Assets:
          Oil and gas exploration and other costs:
                Drilling equipment                           $  919,309                      $  240,814       $  678,495
                Well logging equipment and other costs          122,908                          49,776           73,132
                Deferred exploration costs                    8,065,449        430,911               --        8,496,360
                                                             -----------------------------------------------------------
                                                              9,107,666        430,911          290,590        9,247,987

      Office furniture and fixtures                             108,435          2,193           87,184           23,444
      Transportation equipment                                    5,532                           1,612            3,920

                                                             -----------------------------------------------------------
                                                             $9,221,633       $433,104       $  379,386       $9,275,351
                                                             ===========================================================

      December 31, 2003

      Philippine Based Assets:
      Oil and gas exploration and other costs:
                Drilling equipment                           $  919,309                      $  119,684       $  799,625
                Well logging equipment and other costs          122,908                          36,873           86,035
                Deferred exploration costs                    8,065,449                              --        8,065,449
                                                             -----------------------------------------------------------
                                                              9,107,666                         156,557        8,951,109

      Office furniture and fixtures                             108,435                          81,508           26,927
      Transportation equipment                                    5,532                             779            4,753

                                                             -----------------------------------------------------------
                                                             $9,221,633                      $  238,844       $8,982,789
                                                             ===========================================================

      Deferred exploration costs incurred prior to the start of commercial operations, net of incidental income. These costs include acquisition costs, direct exploration and development costs and an appropriate portion of related overhead expenditures, and exclude general overhead or administrative expenditures not specifically identified with a particular area of interest.

5.    LONG-TERM DEBT

      Long-term debt is non-interest bearing, non-recourse, unsecured and relates to previous funding of the deferred exploration costs by its former parent company (Forum Pacific Inc.). The recovery of these advances is deferred until the Corporation commences to earn revenue out of production from its exploration of the SC40 Cebu and Manila Bay properties, and then repayment shall be at a rate of 50% of the income generated by FEI until fully repaid. The debt has been discounted to a fair market value and the face amount of the debt is P370,818,568 ($9,417,213). The note is subject to accretion and an amount of $162,490 has been recognized at June 30, 2004. Total overhead costs capitalized during the period ended June 30, 2004 totalled $120,226.

                            FORUM ENERGY CORPORATION
                     (Formerly Tracer Petroleum Corporation)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     For the Six Months Ended June 30, 2004
                                    Unaudited

6.    SHARE CAPITAL

      (a)   Authorized

            Unlimited number of Common shares without par value; and Unlimited number of Class A and Class B preferred convertible redeemable voting shares without par value

      (b)   Issued Common Shares

                                                                             Number          Amount
                                                                          ---------------------------
            Balance - December 31, 2003                                   135,821,037     $ 6,771,207
                Issued for Cash pursuant to exercise of stock options       1,491,040         211,505
                Issued for services                                           371,569         101,166
                                                                          ---------------------------
            Balance - June 30, 2004                                       137,683,646     $ 7,083,878
                                                                          ===========================

      (c)   Warrants

                                                                            $
                  Balance - December 31, 2003         8,239,000         $467,902
                                                             --               --
                                                      --------------------------
                  Balance - June 30, 2004             8,239,000         $467,902
                                                      ==========================

            (i) Warrants previously issued totaling 2,539,000 at an exercise price between $0.25 and $0.90 due to expire on March 2, 2004 were further extended to expire on September 2, 2004.

                            FORUM ENERGY CORPORATION
                     (Formerly Tracer Petroleum Corporation)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     For the Six Months Ended June 30, 2004
                                    Unaudited

6.    SHARE CAPITAL (Continued)

      (d)   Options

            The Corporation has established a stock option plan whereby options may be granted to its directors, officers, consultants, and employees. The exercise price of each option equals the market price of the Corporation's stock on the date of the grant and an option's maximum term is three years. The options vest immediately. At June 30, 2004 there were 6,667,500 stock options outstanding to purchase common shares at US$0.08 - US$0.43 per share. These options expire on various dates between November 19, 2004 and April 26, 2008.

                                                                                       Weighted
                                                                   Number of           Average
                                                                    Options            Exercise
                                                                  Exercisable        Price/Share
                                                                  ------------------------------
                                                                  ------------------------------
            Outstanding and exercisable December 31, 2003           7,639,790           $0.18
                 Granted                                              750,000           $0.41
                 Exercised                                         (1,491,040)          $0.14
                 Cancelled/Expired                                   (231,250)          $0.32
                                                                  ------------------------------
            Outstanding and exercisable June 30, 2004               6,667,500           $0.21
                                                                  ==============================

            The following table summarizes stock options outstanding and exercisable at June 30, 2004:

                                                      Weighted Average Remaining
            Exercise Price     Number of Options           Life (in years)
            --------------------------------------------------------------------

               $0.10               4,862,500                      4
               $0.11                   5,000                     .4
               $0.15                  50,000                      1
               $0.31                 750,000                      4
               $0.43               1,000,000                      4
                               -------------------------------------------------
                                   6,667,500                      3
                               =================================================

            The following table provides pro forma measures of loss and loss per common share had stock options granted to employees, officers and directors in 2004 been recognized as compensation expense based on the estimated fair value of the options on the grant date.

                                                          2004        Year 2003
                                                      --------------------------
              Loss for the six months as reported     $   644,984     $1,356,130
              Compensation expense                             --        765,897
                                                      --------------------------
              Pro-forma loss for the six months       $   644,984     $2,122,027
                                                      ==========================

              Loss per common share as reported       $      0.01     $     0.01
                                                      --------------------------
              Pro-forma loss per common share         $      0.01     $     0.02
                                                      ==========================

                            FORUM ENERGY CORPORATION
                     (Formerly Tracer Petroleum Corporation)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     For the Six Months Ended June 30, 2004
                                    Unaudited

6.    SHARE CAPITAL (Continued)

      (d)   Options (Continued)

            The fair value of all options including those disclosed as pro forma compensation expense and warrants were estimated using a Black Scholes option-pricing model and based on the following assumptions:

                                                                2004
                                                                ----

            Dividend yield (%)                                   0.0
            Expected stock price volatility (%)                  185
            Risk free interest rate (%)                          4.9
            Expected life of options (years)                      1
                                                                ----

            At June 30, 2004, 15,212,200 shares of common stock were reserved including 6,667,500 shares reserved for issuance under stock option agreements and 8,239,000 reserved for issuance in conjunction with outstanding warrants.

      (e)   Per share amounts

            The loss per common share computations is based on the weighted average number of shares outstanding, which was 137.7 million (Year 2003 - 113.7million). Diluted earnings per share amounts are not recorded, as these amounts would be anti- dilutive.

7.    RELATED PARTY TRANSACTIONS, SHORT-TERM LOANS & BALANCES

      (a)   Management and consulting fees:

            During the six months ended June 30, 2004 general and administrative expenses included fees charged by directors, officers and/or companies controlled by them at what management believes are market rates under commercial terms totaling $172,683 (2003 - $261,117). Included in accounts payable and accrued liabilities at June 30, 2004, is $412,756 (2003 - $69,673) owed to directors, officers and/or companies controlled by them.

      (b) During the six months ended June 30th two shareholders of the Corporation advanced US$235,000 to FEI to assist with its working capital requirements. The advance is an interest-free on-demand note to be issued and guaranteed by the Corporation under its commitment to fund the working capital needs of FEI. The loans are short-term and expect to be repaid out of proceeds from the new funding as well as awarding the shareholders bonus shares equivalent to 20% of the amounts advanced.

                            FORUM ENERGY CORPORATION
                     (Formerly Tracer Petroleum Corporation)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     For the Six Months Ended June 30, 2004
                                    Unaudited

8.    INVESTMENTS

      Investment in Transmeridian Exploration Inc.

      During the year ended December 31, 2002 the Corporation recorded a write down totaling $48,372 with respect to its investment in 1,500,000 common shares of Transmeridian Exploration Inc. as management had determined that the carrying value of this investment has become permanently impaired. During the year ended December 31, 2002 the Corporation had sold 1,350,000 common shares of Transmeridian Exploration Inc. for net proceeds totaling $643,326 and recorded a loss on disposal totaling $42,000. During the year ended December 31, 2003 the Corporation sold its remaining interest in Transmeridian Exploration Inc. consisting of 150,000 common shares for net proceeds totaling $27,776 resulting in no gain and no loss.

      9.    COMMITMENTS AND CONTINGENCIES

      The Corporation must fulfill its commitment to fund 100% of the overheads of FEI plus the implementation of the work program agreed between FEI and the Department of Energy of the Philippines for calendar years 2003 and 2004. This work program for SC40 covers the drilling of another well in the first year plus two additional wells in the second year. Furthermore the Corporation has committed itself to commence development of the Libertad Gas Field. The budget for this development for 2004 for SC40 is approximately US$2 million.

      On May 6, 2004 the Corporation announced that it entered into an agreement with Energy Services Group (ESG) Dubai for the ongoing management and oversight of the Corporation's exploration and development efforts. ESG has prepared the 2004 Work Programme and Budget for the Corporation's operating subsidiary, FEI. The budget is for a total of US$4.36 million, and includes the further exploration and development of the Corporation's Cebu Island contract (SC40) as well as Manila Bay (SC43), and specifically includes the development of the newly discovered Maya Field and the Libertad Gas Field. The majority of the 2004 Work Programme and Budget will be covered through the US$20 million financing that is being arranged through AIAK Capital in Kuala Lumpur, which was announced in a press release of April 22nd 2004.

      10.   FINANCIAL INSTRUMENTS

      (a)   Foreign currency exchange risk:

            The Corporation is exposed to foreign currency fluctuations as many of the Corporations expenditures are in U.S. dollars and Philippine pesos.

      (b)   Credit risk:

            The Corporation's accounts receivable are primarily customers in the oil and gas industry and government agencies and are subject to normal industry credit risks.

                            FORUM ENERGY CORPORATION
                     (Formerly Tracer Petroleum Corporation)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     For the Six Months Ended June 30, 2004
                                    Unaudited

10.   FINANCIAL INSTRUMENTS (Continued)

      (c)   Fair value of financial instruments:

            Financial instruments of the Corporation consist mainly of cash, accounts receivable, accounts payable and accrued liabilities, short-term loans, long-term debt and convertible loans. As at June 30, 2004, there were no significant differences between the carrying amounts of these financial instruments reported on the balance sheet and their estimated fair values.

11.   COMPARATIVE INFORMATION

      Certain amounts for prior years have been reclassified to conform to the current year's presentation.

12.   SUBSEQUENT EVENTS

      (i) On April 7, 2004 the Corporation announced as part of its objective of diversifying sources of energy from oil and gas production that it had agreed the terms to acquire The Manguerra Mining and Development Corporation of Cebu, Philippines (Manguerra), subject to completion of formal due diligence and Department of Energy approval. The expected cost of this acquisition was estimated at US$200,000. The Corporation had made a secured loan in the amount of US$50,000 to secure its right to this property. As a result of the subsequent due diligence review, the Corporation decided not to proceed with the acquisition.

      (ii) In February 2004 we entered into a finders agreement with AIAK Capital Ltd, pursuant to which AIAK, on an exclusive basis for a period of 180 days, was retained to obtain equity and/or debt financing for the Corporation in the capital markets of Asia. The range of financing was between US$5 and US$50 million. Subsequently, in April 2004, based on discussions with AIAK management, the Corporation agreed that the appropriate amount of financing which AIAK should attempt to secure was US$20 million. It has been suggested by AIAK that such financing may be effected through a combination including a potential transfer of certain of our assets to a new `Special Purpose Vehicle' (SPV) through which the US$20 million would be raised. Our interest in the SPV would be based upon a valuation of the transferred assets by an independent engineering firm. If AIAK is successful, in addition to reimbursement of out-of-pocket expenses, it will receive a finder's fee equal to 8% of the aggregate amount raised.

      (iii) On July 29, 2004 the Corporation announced that it was in the process of submitting a formal application to the Philippine Department of Energy for a new Coal Operating Contract (COC). Exploration drilling is planned by the Corporation to identify the readily mineable coal reserves, which are conservatively estimated to be between 2 to 10 million metric tons recoverable with upside potential, and are located in South Cebu. The COC is for four of the most prospective coal blocks in the area and potentially provides the Corporation with an opportunity to become a key producer of high quality steam coal.

                            FORUM ENERGY CORPORATION
                     (Formerly Tracer Petroleum Corporation)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     For the Six Months Ended June 30, 2004
                                    Unaudited

12.   SUBSEQUENT EVENTS (Continued)

            Additional applications for more coal blocks are anticipated as the originals become available.

      (iv) The Corporation has entered into negotiations with Langley Park Investments plc to exchange 27,000,000 of its restricted stock in exchange for shares of a U.K. company, which will be publicly traded in the near future.

      (v) As part of its short-term financing efforts, the Corporation is negotiating to sell five-year convertible debentures to a financing entity with the expectation of raising up to $1 million for working capital purposes.

                                BC FORM 51 - 901F

                          QUARTERLY AND YEAR END REPORT

Incorporated as part of: |_|    Schedule A

                         |X|    Schedules B & C

=======================================================================================================
ISSUER DETAILS
                                                                                   DATE OF REPORT
NAME OF ISSUER                                        FOR THE SIX MONTHS ENDED        YY/MM/DD

Forum Energy Corporation                              June 30, 2004                2004/08/16

-------------------------------------------------------------------------------------------------------

ISSUER ADDRESS
700-2nd St. S. W.,  Suite 1400
-------------------------------------------------------------------------------------------------------

CITY                PROVINCE         POSTAL CODE      ISSUERS FAX NO.              ISSUER TELEPHONE NO.
Calgary             Alberta          T2P 4V5          403-398-1382                     403-290-1676
-------------------------------------------------------------------------------------------------------

CONTACT NAME                                          CONTACT POSITION             CONTACT TELEPHONE NO.

David Thompson                                        Chief Financial Officer          403-290-1676
CONTACT EMAIL ADDRESS                                 WEB SITE ADDRESS
dmt@forumenergy.com                                   www.forumenergy.com

=======================================================================================================

CERTIFICATE

THE SCHEDULE (S) REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

================================================================================
DIRECTOR'S SIGNATURE           PRINT FULL NAME                  DATE SIGNED
"David R. Robinson"            David Russell Robinson           August 16, 2004
--------------------------------------------------------------------------------
DIRECTOR'S SIGNATURE           PRINT FULL NAME                  DATE SIGNED
"David Thompson"               David Michael Thompson           August 16, 2004
================================================================================

SCHEDULE B

1.    a)    General and administrative:

                  Refer to the MD&A for breakdown.

      b)    Expenditures to non-arms length parties:

                  Management and consulting fees
                  See consolidated financial statements for details.

2.    FOR THE SIX MONTHS ENDED JUNE 30, 2004

      a)    Shares issued:

                                                                                     Total           Type of
Date         Security          Type of Issue              Number       Price     Proceeds US$     Consideration        Commission
----         --------          -------------              ------       -----     ------------     -------------        ----------
01/26/04     Common Shares     Exercise of Options        200,000      US$0.14     $28,000.00     Cash                       None
01/29/04     Common Shares     Exercise of Options         34,060      US$0.16     $ 5,449.60     Cash                       None
01/30/04     Common Shares     Exercise of Options         67,560      US$0.14     $ 9,458.40     Cash                       None
01/30/04     Common Shares     Exercise of Options         34,970      US$0.16     $ 5,595.20     Cash                       None
02/04/04     Common Shares     Exercise of Options         68,750      US$0.32     $22,000.00     Cash                       None
02/10/04     Common Shares     Exercise of Options         30,000      US$0.11     $ 3,300.00     Cash                       None
02/20/04     Common Shares     Issued for services         48,929      US$0.16     $ 7,800.00     Services Provided          None
04/16/04     Common Shares     Exercise of Options        937,500      US$0.08     $75,000.00     Cash                       None
05/07/04     Common Shares     Exercise of Options         18,200      US$0.11     $ 2,002.00     Cash                       None
06/04/04     Common Shares     Exercise of Options        100,000      US$0.08     $ 8,000.00     Cash                       None
06/04/04     Common Shares     Issued for services         42,338      US$0.33     $14,179.63     Services Provided          None
06/04/04     Common Shares     Issued for services         30,302      US$0.20     $ 6,060.40     Services Provided          None
06/04/04     Common Shares     Issued for services        250,000      US$0.20     $50,000.00     Services Provided          None
                                                        ---------
TOTAL                                                   1,862,609
                                                        =========

      b)    Warrants issued:

                  NIL

      c)    Shares in escrow or subject to pooling:

                  NIL

      d)    List of Directors:

              Larry Youell      David Thompson        David Russell Robinson
              David Wilson      Barry Stansfield

2.    FOR THE SIX MONTHS ENDED JUNE 30, 2004 (CONTINUED)

      e)    List of Officers

                David Robinson   President and CEO
                David Thompson   Chief Financial Officer and Corporate Secretary

3.    AS AT JUNE 30, 2004

      a)    Authorized and issued share capital:

                                                                              Issued
                                               Authorized                     ------
          Class              Par Value         Number               Number              Amount
          -----              ---------         ------               ------              ------
Common                       N.P.V.            Unlimited         137,683,646        CAN$7,083,878

Warrants                     N.P.V.            Unlimited           8,239,000          CAN$467,902

Preferred convertible        N.P.V.            Unlimited               None
    redeemable voting

      b) Summary of options, warrants, and convertible securities outstanding:

            Options

        Security                 Number        Exercise Price      Expiry Date
        --------                 ------        --------------      -----------

Incentive Stock Options
                                    5,000         $    0.11         19-Nov-04
                                   50,000         $    0.15         15-Mar-05
                                4,862,500         $    0.08         26-Apr-08
                                  750,000         $    0.31         26-Apr-08
                                1,000,000         $    0.43         26-Apr-08
                                ---------
                                6,667,500
                                =========

            Warrants

Security       Number          Exercise Price                    Expiry Date
--------       ------          --------------                    -----------

Warrants         150,000       $0.90 US per warrant if           2 Sept 2004
                               exercised by Sept 3, 2004

Warrants         849,000       $0.25 US per warrant if           2 Sept 2004
                               exercised by Sept 3, 2004

Warrant        1,540,000       $0.25 US per warrant if           2 Sept 2004
                               exercised by Sept 3, 2004

Warrants       5,700,000       $0.08 US per warrant if
                               exercised by April 26, 2008       26 April, 2008
               ---------
TOTAL          8,239,000
               =========

            Convertibles

            NIL

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, David Russell Robinson, President and Chief Executive Officer, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Forum Energy Corporation, (the issuer) for the interim period ending June 30th 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: August 16, 2004


/s/ David Russell Robinson
--------------------------
[Signature]
David Russell Robinson
Chief Executive Officer

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, David Michael Thompson, Chief Financial Officer, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Forum Energy Corporation, (the issuer) for the interim period ending June 30th 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: August 16, 2004


/s/ David Michael Thompson
--------------------------
[Signature]
David Michael Thompson,
Chief Financial OFFICER